EXHIBIT 99-2

PARNASSUS FUNDS

PARNASSUS INCOME FUNDS

RESOLUTIONS FROM REGULAR MEETING OF COMBINED BOARDS OF TRUSTEES (Excerpts relating to renewal of Fidelity Bond and D&O for the period April 15, 2014 to April 15, 2015)

June 20, 2014

RESOLVED, that the Officers are hereby authorized and directed to renew the existing D&O/E&O insurance coverage, upon the terms described in the Report of Lockton Insurance Brokers, LLC, with coverage in the amount of $7.5 million and a deductible of $100,000 per claim, of  which coverage $5 million shall be carried by CNA and $2.5 million shall be carried by Chubb Insurance Group; and

FURTHER RESOLVED, that the renewed policy shall include $2.5 million in additional independent director’s liability coverage to be carried by Scottsdale Insurance; and

FURTHER RESOLVED, that for that D&O/E&O Insurance, Parnassus Investments shall pay 50% of the premiums, with the balance to be allocated among the Funds and portfolios in accordance with their net assets; and

FURTHER RESOLVED, that the Officers are hereby authorized and directed to procure a Network Security & Privacy Liability (“Cyber- Liability Insurance”) policy in the amount of $1 million from Hiscox (Lloyd’s) with the coverages described in the Proposal; and

FURTHER RESOLVED, that for that CyberLibility Insurance, Parnassus Investments shall pay 50% of the premiums, with the balance to be allocated among the Funds and portfolios in accordance with their net assets; and

FURTHER RESOLVED, that the joint Fidelity Bond issued by Chubb Group, in the form previously approved by this Board, shall be renewed with minimum amount of the coverage to be no less than the larger of: (a) the amount provided in the regulations of the Securities and Exchange Commission; or (b) Four Million Dollars ($4,000,000.00); and

FURTHER RESOLVED, that for the Fidelity Bond covering Parnassus Investments and the Funds, Parnassus Investments shall pay 25% of the premiums, with the balance to be allocated among the Funds and portfolios in accordance with their net assets; and

FURTHER RESOLVED, that the Funds shall renew their joint recovery agreement with Parnassus Investments, to be effective as long as the Funds and Parnassus Investments maintain a joint fidelity bond, providing that if a recovery is received under that bond as a result of a loss sustained by either or both Funds and Parnassus Investments, then each of the Funds shall be entitled to recover an equitable and proportionate share of the recovery according to their net assets, but at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule17g-1. Both the Funds and Parnassus Investments shall be entitled to recover the entire face amount of the bond, but should the loss be more than the amount of the bond, then the Funds shall receive their pro-rata recoveries before Parnassus Investments receives any reimbursement; and

FURTHER RESOLVED, that common expenses incurred by the Funds shall be allocated among the Funds and portfolios of the Funds based upon their relative net assets as of the end of the previous fiscal year.